Exhibit 99.1

Lavoro to Participate in the 2023 World Agri-Tech South America Summit in São Paulo, Brazil

SÃO PAULO, Brazil, June 16, 2023 (GLOBE NEWSWIRE) -- Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, will participate in the 2023 World Agri-Tech South America Summit in São Paulo, Brazil, on June 20, 2023. The event gathers the international agricultural supply chain to address the main challenges and innovations for the sector. Word Agri-tech will gather more than 160 companies and 90 startups from the industry.

This is Lavoro’s first participation at the event. Ruy Cunha, Chief Executive Officer, will participate on a panel titled, “Distribution: Accessing New Channels to Promote Technologies and Services to Farmers.” The panel will be held on Tuesday, June 20th at 3:50 pm BRT and moderated by José Tomé, Chief Executive Officer of AgTech Garage.

“World Agri-tech is an extremely important event to the international agricultural supply chain. It’s a great platform to address the innovations within the agricultural industry and how technology, services and e-commerce can benefit farmers’ operating in the current environment” states Ruy Cunha, CEO of Lavoro.

Service:

Event: World Agri-tech South America Summit

Date: June 20 and 21, 2023

Location: Hotel Unique, Av. Brigadeiro Luís Antônio, 4700 - Jardim Paulista, São Paulo, Brazil

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and the first in Latin America to be listed on the Nasdaq Stock Market, under the "LVRO" and "LVROW" tickers. Through a comprehensive portfolio of products and services, the company empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, operating in Brazil, Colombia, and Uruguay, serving about 72,000 customers, through its physical presence, in more than 210 stores distributed in Latin America and with a team of over 1,000 technical sales consultants, and digital, with its marketplace. Learn more about Lavoro at ir.lavoroagro.com.

Press Office:

Hill + Knowlton Brasil

Ana Lívia Lopes | + 55 11 98845-7142

Gisele Gomes | + 55 11 99103-0946

Thiago Salles | +55 11 95602-8627

lavoro@hkstrategies.com